DHT Maritime, Inc. Reports Fourth Quarter 2009 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, February 16, 2010 – DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from October 1, 2009 to December 31, 2009. Total revenues for this period were $23.9 million and net income was $3.9 million, or $0.08 per share (diluted).  Effective January 1, 2009, DHT no longer accounts for interest rate swaps as hedges for accounting purposes and as a result, net income for the fourth quarter of 2009 includes non-cash financial expense related to interest rate swaps.  Net income adjusted for non-cash financial items related to interest rate swaps was $3.7 million, or $0.08 per share1. Free cash flow from operations after contractual debt service (net income adjusted for non-cash items) was $10.7 million, or $0.22 per share2.

DHT’s policy of employing its vessels on medium- to long-term charters that provide stable earnings and cash flow is serving the Company well in the current freight market, which experienced continued weakness in the fourth quarter.  Nonetheless, the current charter rates obtainable in the spot market have had, and are expected to continue to have, a negative impact on the Company’s revenues by no longer providing the profit sharing element available under the charter agreements.

The average remaining term under the current charters is about 3.5 years and all of the Company’s vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group Inc. (“OSG”), which has a credit rating of BB-/Ba2.

At the end of the fourth quarter, the Company’s cash balance was $72.7 million. The Company is within its financial covenants and generates stable, positive cash flow from the base hire component of its period charters. The fall in ship values is showing signs to level off but the Company continues to monitor the uncertain market developments for any impact that further negative changes in its vessels’ values may have on the Company’s compliance with its financial covenants.

1)
Net income adjusted for non-cash financial items related to interest rate swaps represents the sum of net income, amortization of unrealized loss of interest rate swaps and fair value (gain)/loss on derivative financial instrument.  Please refer to the table on page 9 for a reconciliation between net income and net income adjusted for non-cash financial items related to interest rate swaps.

2)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table on page 9 for a reconciliation between net income and free cash flow from operations after contractual debt service.

To enable the Company to take advantage of opportunities created by the adverse global shipping market and to preserve liquidity for the Company’s financial commitments, the Board of Directors believes that the Company continues to be best served by strengthening its balance sheet and has, therefore, decided not to declare any dividend for the fourth quarter 2009.

Payment of dividends remains subject to quarterly reviews and assessment of several factors, including the Company’s current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments.

DHT plans to host a conference call at 8:30 am ET on February 16, 2010 to present the results for the quarter. See below for further details.

Fourth Quarter 2009 Results

Total revenues for the fourth quarter were $23.9 million.  For the fourth quarter, the Company did not earn any additional hire under the Company’s profit sharing arrangements with OSG3, the charterer of DHT’s vessels. Of the total revenue derived from base charter hire, $19.5 million relates to the seven vessels on time charter and $4.4 million relates to the two vessels on bareboat charter.

With the base hire rates under the time charter agreements exceeding the charter rates achievable in the spot market, the Company’s revenue for the fourth quarter exceeded the earnings of the vessels on a TCE basis in their respective commercial pools.

In the quarter ended December 31, 2009, the VLCCs earned an average TCE of $37,800 per day equal to the base hire under the time charter agreements, while the average earnings in the commercial pool were $23,300 per day (compared to $21,700 per day in the third quarter of 2009 and $62,300 per day in the fourth quarter of 2008) and the two Aframax tankers which operate in the Aframax International pool earned an average TCE of $25,100 per day equal to the base hire under the time charter agreements while the average earnings in the commercial pool were $13,300 per day (compared to $13,400 per day in the third quarter of 2009 and $35,300 per day in the fourth quarter of 2008). The Aframax tankers Overseas Ania and Overseas Rebecca, both operating in the OSG Lightering Service earned $19,100 per day, equal to the base hire under the time charter agreements while the vessels’earnings in the lightering service which is the basis for the profit sharing was $29,000 and $17,500 per day, respectively. The Suezmax tanker Overseas Newcastle earned $26,300 per day under its bareboat charter and achieved average TCE earnings for the fourth quarter of $22,000 per day (compared to $14,700 per day in the third quarter of 2009 and $45,100 per day in the fourth quarter of 2008).

3)
Through the profit-sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net time charter equivalent (“TCE”) earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above $35,000 per day.

The revenue days for the fourth quarter of 2009 were 271 for the VLCCs (compared to 276 revenue days in the fourth quarter of 2008) and for the Aframaxes 349 (compared to 320 revenue days in the fourth quarter of 2008). The Aframax Overseas Ania had 18 off hire days in the quarter related to the vessel completing the mandatory Special Class Survey, and the charterers’ Condition Assessment Program (CAP).  The vessel successfully passed the Special Class Survey and achieved the top grade of CAP I.

DHT’s vessel expenses for the quarter, including insurance costs, were $7.7 million reflecting the new technical management contracts effective January 16, 2009.  Depreciation and amortization expenses including depreciation of capitalized drydocking cost were $7.0 million and general and administrative expenses were $1.5 million including legal and financial advisory costs. Net finance expenses of $3.8 million include a gain on interest rate swaps of $2.6 million and amortization of unrealized loss on interest rate swaps of $2.4 million.

Market Update

The reduced world-wide demand for oil, a result of the global economic slow down, continue to  affect the number of cargoes available and the need for transportation in the tanker sector during the fourth quarter.  At the same time there is a net increase in the fleet from deliveries of newbuildings. Combined, these factors continue the negative pressure on freight rates, which, together with the effect of the difficult credit market on capital available to finance vessels, has also had a severe adverse affect on vessel values.

A number of vessels continue to be used for storage as a result of a current oil price contango.  Together with some slow steaming, a certain increase in transportation distances and the reduced commercial viability of single hull tankers, these factors have helped to mitigate the unfavorable demand and supply numbers that affect the freight rates and the ship values.  Although not sufficiently to offset the increase in the fleet from newbuilding deliveries and the effect of  the cut backs in OPEC production.

Cancellations and delays of future deliveries of newbuilding orders resulting from the weak freight market and the difficult credit market, as well as the phase out of single hull and older vessels affected by the 2010 IMO regulations with its trading restrictions for these vessel segments are  affecting the tonnage supply, and are expected to bring the net growth in tonnage supply to 3-4% for 2010.  At the same time, the growth in demand for seaborne transportation is expected to remain reasonably flat with only marginal increase in oil demand, and  restricted OPEC production growth  while  the high crude oil inventories are slowly being  reduced as the global economic slow down gradually improves.

With substantial reduction in West bound cargoes, China with its continued economic growth and corresponding increase in oil demand, expected at 8%, remains the main driver of seaborne oil transportation with long haul supply contracts entered into with Venezuela and Brazil.

In contrast to the low freight rates obtainable in the spot market, the Company’s vessels are employed on period charters at pre-contracted rates that assure the Company of stable earnings for several years to come. The current volatility and negative pressure on the freight rates will not affect the Company’s revenues derived from base charter hire, although the current market will affect the Company’s potential to earn additional hire over and above the base charter hire.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

The Company expects the base hire component of each of its charters will provide for stable cash flow during the current volatile and uncertain market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessels are not-off hire for technical reasons. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, DHT will have the opportunity to participate in any such excess under the profit-sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers which are bareboat chartered to OSG have their charter hire payable 365 days per year and no operating expenses for the account of DHT. The vessels provide for stable earnings over the period of the charters. One of the two Suezmax tankers, the Overseas Newcastle has a profit-sharing arrangement.

Unlike the vessels on bareboat charter, vessels on time charter may go off-hire. The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special surveys and other interim inspections that result in off-hire. In addition to scheduled off-hire, these vessels may be subject to unscheduled off-hire for ongoing maintenance purposes.  Total off-hire for running repairs and mandatory inspections amounted to 23 days during the fourth quarter of 2009, of which 18 days related to the Overseas Ania and the vessel’s completion of its mandatory Class Special Survey.

Overseas Chris and Overseas Regal are both scheduled to undergo their scheduled Class Interim Survey in the first or second quarter of 2010. It is estimated that each vessel will be off-hire for approximately 5 to 10 days.

Following completion of the above surveys, no vessel is scheduled to undergo any mandatory Class Special Survey until 2011.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

	4Q 2009 Oct. 1 - Dec. 31, 2009 Unaudited	4Q 2008 Oct. 1 - Dec. 31, 2008 Unaudited	Year Jan. 1 - Dec. 31, 2009 Unaudited	Year Jan. 1 - Dec. 31, 2008 Audited

Shipping revenues	23,882	30,871	102,576	114,603

Vessel expenses	7,702	6,231	30,034	21,409
Depreciation and amortization	6,952	6,609	26,762	25,948
General and administrative	1,518	1,388	4,588	4,766
Total operating expenses	16,172	14,228	61,384	52,123

Income from vessel operations	7,710	16,643	41,192	62,480

Interest income	28	300	298	1,572
Interest expense	(4,011)	(5,075)	(18,130)	(21,904)
Fair value gain/(loss) on derivative instruments	167	–	(4,062)	–
Other financial	–	–	(2,452)	–

Net income	3,894	11,868	16,846	42,148

Basic net income per share	0.08	0.30	0.36	1.17
Diluted net income per share	0.08	0.30	0.36	1.17

Weighted average number of shares (basic)	48,675,897	39,238,807	46,321,404	36,055,422
Weighted average number of shares (diluted)	48,675,897	39,238,807	46,321,404	36,055,422

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	3,894	11,868	16,846	42,148

Other comprehensive income:
Cash flow hedges	2,406	806	12,055	(16,200)

Total comprehensive income for the period	6,300	12,674	28,901	25,948

SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Dec. 31, 2009 Unaudited	Dec. 31, 2008 Audited
ASSETS
Current assets
Cash and cash equivalents	72,664	59,020
Voyage receivables from OSG	-	8,791
Prepaid expenses	1,329	382
Prepaid technical management fee to OSG	1,958	768

Total current assets	75,951	68,961

Vessels, net of accumulated depreciation	441,036	462,387
Other long term receivables	984	-
Total assets	517,971	531,348

LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities
Accounts payable and accrued expenses	6,250	6,400
Derivative financial instruments	11,779	10,945
Deferred shipping revenues	7,898	7,855
Total current liabilities	25,927	25,200

Long term liabilities
Long term debt	293,041	342,852
Derivative financial instruments	6,646	15,473
Other long term liabilities	433	-
Total long term liabilities	300,120	358,325

Total liabilities	326,047	383,525

Shareholders’ equity
Preferred stock	-	-
Common stock	487	392
Paid-in additional capital	239,624	200,570
Retained earnings/(deficit)	(33,824)	(26,721)
Accumulated other comprehensive income/(loss)	(14,363)	(26,418)
Total stockholders’ equity	191,924	147,823

Total liabilities and stockholders’ equity	517,971	531,348

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

	4Q 2009 Oct. 1 - Dec. 31, 2009 Unaudited	4Q 2008 Oct. 1 - Dec. 31, 2009 Unaudited	Year Jan. 1 - Dec. 31, 2009 Unaudited	Year Jan. 1 - Dec. 31, 2008 Audited

Cash Flows from Operating Activities:
Net income	3,894	11,868	16,846	42,148
Depreciation and amortization	6,999	6,657	26,951	26,137
Deferred compensation related to options and restricted stock granted	149	125	749	476
Amortisation and swap expense	(166)	-	4,062	-
Changes in operating assets and liabilities:
Receivables	560	(800)	8,791	(7,244)
Prepaid expenses	(1,958)	723	(3,121)	525
Accounts payable, accrued expenses and deferred revenue	1,730	(395)	326	2,840

Net cash provided by operating activities	11,208	18,178	54,604	64,882

Cash flows from Investing Activities:
Investments in vessels	(3,929)	-	(5,411)	(81,185)

Net cash used in investing activities	(3,929)	-	(5,411)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	-	-	38,400	91,426
Deferred Offering costs	-	-	-	134
Issuance of long-term debt, net of acquisition costs	-	-	-	90,300
Cash dividends paid	-	(11,772)	(23,949)	(41,902)
Repayment of long-term debt	-	(75,000)	(50,000)	(75,000)
Net cash provided by / (used in) financing activities	-	(86,772)	(35,549)	64,958
Net increase/(decrease) in cash and cash equivalents	7,279	(68,594)	13,644	48,655
Cash and cash equivalents at beginning of period	65,385	127,614	59,020	10,365
Cash and cash equivalents at end of period	72,664	59,020	72,664	59,020

Interest paid	4,157	5,683	18,238	20,750

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
($ in thousands except shares)
Unaudited

	Common Stock
	Shares	Amount	Paid-in Additional Captial	Retained Earnings	Cash Flow Hedges	Total equity

Balance at January 1, 2008	30,030,811	300	108,760	(26,967)	(10,218)	71,875
Cash dividends declared and paid				(41,902)		(41,902)
Issue of Common stock	9,200,000	92	91,334			91,426
Compensation related to options and restricted stock			476			476
Issue of restricted stock awards	7,996					-
Total comprehensive income				42,148	(16,200)	25,948
Balance at December 31, 2008	39,238,807	392	200,570	(26,721)	(26,418)	147,823

Balance at January 1, 2009	39,238,807	392	200,570	(26,721)	(26,418)	147,823
Cash dividends declared and paid				(23,949)		(23,949)
Issue of Common Stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		749			749
Total comprehensive income				16,846	12,055	28,901
Balance at December 31, 2009	48,675,897	487	239,624	(33,824)	(14,363)	191,924

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2009

Basis for preparation
The condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Significant accounting policies
The condensed financial statements have been prepared under historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the IFRS conversion document included with the first quarter 2009 results published on May 19, 2009.

Reconciliation between IFRS and U.S. GAAP
Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. GAAP to IFRS.  There are no differences in the statement of operations and equity between IFRS and U.S. GAAP.

Reconciliation of non-IFRS financial measures ($ in thousands except shares and per share amounts)

	4Q 2009 Oct 1 - Dec. 31, 2009 Unaudited	4Q 2008 Oct 1 - Dec. 31, 2008 Unaudited	Year Jan 1 - Dec. 31, 2009 Unaudited	Year Jan 1 - Dec. 31, 2008 Audited

Net Income	3,894	11,868	16,846	42,148
Amortization of unrealized loss of interest rate swaps	2,406	-	12,055	-
Fair value (gain)/loss on derivative financial instrument	(2,573)	-	(7,993)	-
Net income adjusted for non-cash financial terms	3,727	11,868	20,908	42,148

Weighted average number of shares (diluted)	48,675,897	39,238,807	46,321,404	36,055,422
Net Income adjusted for non-cash financial items per share	0.08	0.30	0.45	1.17

Net Income	3,894	11,868	16,846	42,148
Net Income amortization of unrealized loss of interest rate swaps	2,406	-	12,055	-
Fair value (gain)/loss on derivative financial instrument	(2,573)	-	(7,993)	-
Depreciation and amortization	6,952	6,609	26,762	25,948
Free cash flow from operations after contractual debt service	10,679	18,477	47,670	68,069

Free cash flow from operations after contractual debt service per share	0.22	0.47	1.03	1.89

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 8:30 am ET on Tuesday February 16, 2010 to discuss the results for the fourth quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (800) 599 9795 within the United States and +1-617 786 2905 for international calls  The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 11:30 a.m. ET on February 16, 2010 through February 23, 2010 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 33362478. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 12, 2009.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:  Eirik Ubøe
                      Phone: +44 1534 639 759 and +47 412 92 712
                      E-mail: info@dhtmaritime.com and eu@tankersservices.com